SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras cuts insurance costs by 42%

(Rio de Janeiro, May 20, 2003). – PETRÓLEO BRASILEIRO S.A – Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil’s largest oil and gas, petrochemicals and energy company, announces that it today renewed its insurance policies covering operating risks (refineries and platforms) for US$ 27 million, a reduction of 42% compared with the previous year (US$ 46.4 million). The insured value has risen from US$ 18 billion to US$ 21 billion in 2003.

The tender bid for this business was won by a pool of insurance companies led by Bradesco with the participation of Itaú, Unibanco and AGF. Additionally, with the authorization of IRB BRASIL-RE (Brazilian Reinsurance Institute), Petrobras quoted prices on the international market for 25% of the required reinsurance, the winning price being offered by the broker, Aon-RE.

This significant reduction in premium costs during the current period of difficulties for the insurance sector, represents market recognition of Petrobras’s investments amounting to US$ 1.5 billion for the period 2001-2002 in the areas of the environment and occupational health and safety.

In 2002, Petrobras recorded one of the lowest levels of leakages in its history. Leakage volumes were only 50 m3 in the first quarter of 2003 against 197 m3 in 2002, 2,619 m3 in 2001 and 5,983 m3 in 2000, constituting a landmark achievement for the oil industry.

Approximately 75% of the Company’s main trunk pipelines, equivalent to 7,000 kilometers, have been automated. In turn, a centralized control unit using state of the art technology now operates a large part of these lines, thereby increasing the safety and reliability of the system.

In addition, nine Environmental Defense Centers have been set up to respond immediately to accidents. All the Company’s business units have received ISO 14001 (environment) and BS 8800 or OHSAS 18001 (occupational health and safety) certification.

Petrobras’s risk profile has never been more transparent to the insurance industry. The refineries and platforms undergo regular independent risk inspections. The recommendations made by the inspectors and the subsequent measures taken by the company are all passed on to the insurance market, which is thus able to monitor the ongoing improvements in Petrobras risk.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.